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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fairview Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

154 Long Lots Road
                        (No. and Street)

Westport   CT   06880
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason T. Sunderland   212-427-3623
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC.
                      (Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20   Bethlehem   PA   18020
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  [X] Certified Public Accountant

  [ ] Public Accountant

  [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

MAR – 1 2018

DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




OATH OR AFFIRMATION

I, <u>Jason T. Sunderland, Chief Executive Officer</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Fairview Securities, Inc. (Company)</u>, as of <u>December 31, 2017</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jason T. Sunderland, Chief Executive Officer

Notary Public

This report contains (check all applicable boxes):

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)   Notes to Financial Statements.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under
Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Review report on managements' assertion letter regarding (k)(2)(i).
(x) (p) Management's assertion letter regarding (k)(2)(i).

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Fairview Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fairview Securities, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fairview Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fairview Securities, Inc.'s management. Our responsibility is to express an opinion on Fairview Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fairview Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Fairview Securities, Inc.'s auditor since 2018.

Bethlehem, Pennsylvania

February 27, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

FAIRVIEW SECURITIES, INC.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	15,852
Commissions Receivable		26,859
Prepaid Expenses		7,973
Total Assets	$	50,684

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	35,348
Total Liabilities		35,348

Stockholder's Equity

Common stock, no par value, 20,000 shares authorized, 7,250 shares issued and outstanding		145,000
Additional paid-in capital		377,336
Accumulated (deficit)		(507,000)
Total Stockholder's Equity		15,336
Total Liabilities and Stockholder's Equity	$	50,684

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairview Securities, Inc. ("Company") is a Connecticut Corporation formed November 12, 1993. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corp. (SIPC), National Futures Association ("NFA"), registered as a Commodity Trading Advisor ("CTA"). The Company is a wholly-owned subsidiary of Fairview Partners, Inc.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. The Company is a limited purpose broker dealer, and is not required to have any arrangement with a clearing broker. The Company has a December 31 fiscal year end.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accrual basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Cash

Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenues

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis, in which case revenues are recognized upon satisfaction of the contingency.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments. The carrying amount of cash, commission receivable, prepaid and other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2017, the Company had net capital of $7,363, which was $2,363 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 4.8 to 1.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for federal income taxes on the share of the Company's income, deductions, losses and credits.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2018, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Fairview Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) Fairview Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fairview Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) Fairview Securities, Inc. stated that Fairview Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fairview Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairview Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 27, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

FAIRVIEW SECURITIES, INC.
154 Long Lots Road | Westport, CT 06880

Assertions Regarding Exemption Provisions

Fairview Securities, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the fiscal year for the period of January 1, 2017 through December 31, 2017, without exception.

Jason T. Sunderland, Chief Executive Officer

January 16, 2018